                                                           OMB APPROVAL
                                                     -------------------------
                                                       OMB Number: 3235-0104
                                                     -------------------------
                                                     Expires: February 1, 1994
                                                     -------------------------
                                                     Estimated average burden
                                                     hours per response...0.5



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person

     Greenhill                       Jonathan                S.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)


                               819 The Parkway
--------------------------------------------------------------------------------
                                    (Street)

   Mamaroneck                      New York                 10543
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)
     5/22/00
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)
     ###-##-####
________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol
     GlobalNet, Inc. (GBNE)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [ ]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person
     [ ]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, $.001 par value                25,000(1)                   1(3)                     Greenhill Partners, P.C.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                         (Print or Type Responses)                                                   SEC 1473 (3/91)

733631v01

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                      5. Owner-
                                                  3. Title and Amount of Securities                      ship
                                                     Underlying Derivative Security                      Form of
                         2. Date Exercisable         (Instr. 4)                                          Derivative
                            and Expiration Date   ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                             Amount           sion or        Direct      6. Nature of
                         ----------------------                          or               Exercise       (D) or         Indirect
                         Date       Expira-                              Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                 of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date          Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Options(2)               5/15/01    5/15/06            Common Stock        25,000         $8.00/share    I(3)           Greenhill
                                                                                                                      Partners, P.C.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

1. On May 30, 2000 GlobalNet International, Inc. ("GII") merged into a subsidiary of Rich Earth, Inc. ("Rich Earth") in a "reverse merger" transaction
(the "Merger"). As a result of the Merger, GII, continued as the operating entity under the GlobalNet, Inc. ("GlobalNet" or the "Issuer") name, and its historical financial statements replaced those of Rich Earth. Prior to the Merger, Rich Earth filed a Form 10 with the Securities and Exchange Commission
(the "Commission") under the Securities Exchange Act of 1934, as amended (the
"Exchange Act") causing Rich Earth to become subject to the reporting requirements under the Exchange Act. Immediately prior to the Merger, Reporting
Person was an officer, director and/or 10% beneficial owner of GII. Immediately after giving effect to the Merger, Reporting Person became an officer, director and/or 10% beneficial owner of GlobalNet. All of Reporting Person's ownership interest in the Issuer was reported in the Schedule 14C Definitive Information
Statement (the "Information Statement") filed with the Commission pursuant to
Section 14(c) of the Exchange Act by Issuer (f/k/a Rich Earth). It was only recently, after Issuer engaged a new law firm as its outside counsel, that Reporting Person was advised of its ongoing reporting obligations under the Exchange Act. This filing is being filed in compliance with such ongoing reporting requirements under the Exchange Act. The failure to timely file this filing with the Commission was not willful or deliberate, but rather was the result of Reporting Person not being made aware of the ongoing reporting provisions set forth in the Exchange Act.

2. On May 15, 2000, the Reporting Person was granted 25,000 options with an exercise price of $8.00/share and with the following vesting: 33% on May 15, 2001, 33% on May 15, 2001 and 33% on May 15, 2003.

3.  Reporting person is a partner, along with Zachary Greenhill and Ira
Greenhill, in the law firm of Greenhill Partners, P.C. Accordingly, he beneficially owns 1/3 of the securities beneficially owned and reported in this filing.



By:  /s/ Jonathan S. Greenhill                              April 9, 2001
---------------------------------------------            -----------------------
       *Signature of Reporting Person                             Date
        Jonathan S. Greenhill

* Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.



                                                                          Page 2
                                                                 SEC 1473 (3/91)